UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period Ended January, 2003	File No. __0-49918__

First Point Minerals
(Name of Registrant)

Suite 906 – 1112 West Pender Street, Vancouver, B.C. V6E 2S1
(Address of principal executive offices)

1	.	Interim Financial Statements for the Nine Month Period Ended September 30, 2002
2	.	Press Release dated October 28, 2002
3	.	Press Release dated November 13, 2002
4	.	Press Release dated December 12, 2002
5	.	Press Release dated January 8, 2003
6	.	Press Release dated January 14, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. FORM 20-F XXX FORM 40-F ____
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ______ No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

First Point Minerals.
(Registrant)

Dated: January 30, 2003	/s/ Peter Bradshaw, President and Director

FORM BC 51 - 901F

QUARTERLY REPORT

Incorporated as part of:	A Schedule A

Schedules B & C

ISSUER DETAILS:
NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	September 30, 2002

DATE OF REPORT	November 26, 2002

CONTACT PERSON FOR ISSUER	Robert A.Watts, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts"	"Peter M.D. Bradshaw"
ROBERT A. WATTS	PETER M.D. BRADSHAW
DIRECTOR	DIRECTOR

November 26, 2002	November 26, 2002
DATE SIGNED	DATE SIGNED

FIRST POINT MINERALS CORP.

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and December 31, 2001

ASSETS
	September 30	December 31
	2002	2001

	(Unaudited)	(Audited)
CURRENT
Cash	$1,215,465	$198,936
Accounts receivable	38,199	9,706
Prepaid expenses and deposits	12,377	19,219

	1,266,041	227,861

FUNDS IN TRUST (Note 9)	59,085	59,085

CAPITAL ASSETS (Note 3)	24,136	24,109

MINERAL PROPERTIES (Note 4)	2,842,425	2,315,852

	$4,191,687	$2,626,907

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$64,186	$100,575

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 5)	8,014,211	6,109,278
DEFICIT	(3,886,712)	(3,582,946)

	4,127,501	2,526,332

	$4,191,687	$2,626,907

APPROVED BY THE DIRECTORS:

          Robert A. Watts                             Peter M.D. Bradshaw

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three months and nine months ended September 30
(Unaudited)

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001

REVENUE
Interest	$6,454	$(5,532)	$8,241	$9,949
Other income	-	-	-	-

	6,454	(5,532)	8,241	9,949

EXPENSES
Accounting and audit	4,500	2,556	11,385	4,124
Amortization	1,608	730	4,200	2,002
Communication	460	(1,329)	3,556	2,019
Legal	(719)	2,236	14,925	2,236
Management fees	9,600	2,000	25,800	8,000
Office and administration	5,859	(1,025)	12,131	5,044
Rent	3,745	2,455	8,984	8,321
Travel and promotion	13,134	119	50,954	2,203
Shareholder, trust and filing fees	7,022	3,587	48,070	7,434
Wages and benefits	6,821	9,808	35,535	32,132
General exploration	35,311	-	103,571	-

	87,341	21,137	319,111	73,515

LOSS BEFORE OTHER ITEMS	80,887	26,669	310,870	63,566
LOSS (GAIN) ON FOREIGN EXCHANGE	(9,272)	196	(7,104)	196
WRITE-OFF OF MINERAL EXPLORATION	-	23,575	-	132,725

NET LOSS FOR THE PERIOD	71,615	50,440	303,766	196,487

DEFICIT, BEGINNING OF PERIOD	3,815,097	3,484,871	3,582,946	3,338,824

DEFICIT, END OF PERIOD	$3,886,712	$3,535,311	$3,886,712	$3,535,311

LOSS PER SHARE (Note 7)	$(0.01)	$(0.01)	$(0.02)	$(0.01)

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN CASH POSITION

For the three months and nine months ended September 30
(Unaudited)

	Three Months		Nine Months
	Ended September 30		Ended September 30

	2002	2001	2002	2001

CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
Net loss for the period	$(71,615)	$(50,440)	$(303,766)	$(196,487)
Add items not involving cash:
Amortization	1,608	1,825	4,200	5,005
Write-off of mineral properties	-	23,575	-	132,725

	(70,007)	(25,040)	(299,566)	(58,757)

Changes in non-cash working capital components:
Accounts receivable	(8,953)	28,798	(28,493)	11,802
Prepaid expenses	(1,488)	(3,750)	6,842	2,857
Accounts payable and accrued liabilities	60,509	10,545	(36,387)	2,078

	(19,939)	(10,553)	(357,604)	(42,020)

FINANCING ACTIVITIES
Common shares issued for cash	91,226	96,105	1,849,933	207,355

INVESTING ACTIVITIES
Mineral exploration	220,971	(86,343)	471,573	(421,240)
Purchase of capital assets	4,227	-	4,227	-

	225,198	(86,343)	475,800	(421,240)

NET CASH (USED) DURING PERIOD	153,911	(791)	1,016,529	(255,905)

CASH, BEGINNING OF PERIOD	1,369,376	71,204	198,936	326,318

CASH, END OF PERIOD	$1,215,465	$70,413	$1,215,465	$70,413

See notes to the consolidated financial statements

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
September 30, 2002 and 2001

1.
NATURE OF OPERATIONS

The Company is incorporated under the Alberta Business Corporations Act and is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable.

The recoverability of amounts shown for mineral properties and their related deferred costs is dependent upon the discovery of economically recoverable mineral reserves, confirmation of the Company’s interest in their underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral properties.

2.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, First Point US Minerals Inc., incorporated in the State of Delaware, U.S.A., First Point International Corporation, incorporated in Barbados, and First Point Honduras S.A., incorporated in Honduras.

Mineral Properties and Deferred Costs

The cost of mineral properties and related exploration and development expenditures are deferred until the properties are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes the cash consideration and the fair market value of shares as they are issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements whereby payments are made at the sole discretion of the Company are recorded in the accounts at such time as the payments are made.

The recorded cost of mineral claims and deferred exploration and development costs represent costs incurred and are not intended to reflect present or future values. The ultimate recovery of such capitalized costs is dependent upon the discovery and development of economic ore reserves or the sale of mineral rights.

Capital Assets

Capital assets consist of office furniture and equipment and computer equipment, which are recorded at cost and amortized on the declining-balance basis at rates of 20% and 30% per annum, respectively.

Translation of Foreign Currency

The accounts of foreign operations are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates; other assets and liabilities at applicable historical exchange rates; revenues and expenses at the average rate of exchange for the year except for non-monetary expenses which are at the rates used for the translation of the related assets; foreign exchange translation gains and losses are included in earnings.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
September 30, 2002 and 2001

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

The proceeds from common shares issued pursuant to flow-through share financing agreements are credited to share capital and the tax benefits of the exploration expenditures incurred pursuant to these agreements are transferred to the purchasers of the flow-through shares.

Costs incurred to issue common shares are deducted from share capital.

Measurement Uncertainty and Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the continuing viability of mineral property interests and the determination of reclamation obligations. Actual results could differ from these estimates.

Financial Instruments

The carrying amounts for cash, accounts receivable and accounts payable approximate their fair market value because of the limited term of these instruments. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties in significant matters of judgement and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Stock Option Plan

The Company has a discretionary stock option plan for which no compensation expense is recognized when the stock options are granted to directors, officers, employees or advisors. Any consideration paid by the directors, officers, employees or advisors on the exercise of stock options or purchase of common shares is credited to capital stock.

Income Taxes

The Company has retroactively applied the new recommendations from the Canadian Institute of Chartered Accountants (“CICA”) regarding accounting for income taxes. According to these new recommendations, the Company accounts for and measures future tax assets and liabilities in accordance with the liability method instead of the deferral method used in the past.

The retroactive change in accounting policy for future income taxes has no effect on the financial statements of either of the periods presented.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
September 30, 2002 and 2001

3.	CAPITAL ASSETS

	September 30, 2002			December 31, 2001

		Accumulated	Net Book
	Cost	Amortization	Value	Net Book Value
	$	$	$	$
Computer	25,744	19,023	6,721	3,623
Office furniture and
equipment	62,636	45,222	17,414	20,486

	88,380	64,245	24,135	24,109

4.	MINERAL PROPERTIES

HONDURAS

Cedros Property

The Company has an option agreement to acquire a 100% interest in three mineral concessions and permits in the Cedros region. To earn its interest, the Company must issue 225,000 common shares to the vendor (none issued to date) and keep the property title in good standing during the option period.

Cacamuyá Property

First Point holds an option from Newmont Mining Corp to earn its 60% interest in the property by spending US$1,000,000 in exploration (US$678,833 spent to date) and issuing 700,000 common shares (200,000 issued to date) by July 2004. Newmont will retain a 0.6% NSR.

The company has also entered into an agreement to purchase Breakwater Resources’ 40% interest in the property by issuing Breakwater 500,000 First Point common shares. Breakwater will retain a Net Smelter Return (NSR) on the property ranging from 0.4% at $325/ounce gold and rising to a maximum of 1.2% at $400/ounce gold.

CANADA

First Point now has nine platinium group metal properties in Ontario and Quebec, covering approximately 110 square kilometres. Within the Mann Project, 40 kilometers north of Timmins, Ontario, the Hall, Garnet and Devonshire Properties were acquired by staking and First Point holds 100% interest. The 4500-hectare Frederick House Property is under option whereby First Point has the right to earn up to 70%. Within this property Falconbridge retains a back-in right to a 50% working interest or a 2% NSR (their option) on 250 hectares which cover the historic Zevely showing. The 640-hectare Arcadia Property, 35 kilometers from Sudbury Ontario and the 748-hectare Puddy Lake Property, 50 kilometers southwest of Armstrong, are held 100% by First Point.

First Point acquired by staking a 100% interest in three prospective exploration properties in the Lac Watts Igneous Complex, immediately north of the Raglan nickel-copper-PGM camp in northern Quebec.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
September 30, 2002 and 2001

5.	SHARE CAPITAL

Authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of first and second preferred shares.

	Number of
	Common	$
	Shares
Common shares:
Issued at December 31, 2001	16,833,139	6,109,278

Private placements	3,988,475	979,037
Exercise of options	45,000	9,000
Exercise of warrants	1,873,340	861,896
For Property option	100,000	55,000

	6,006,815	1,904,933

Issued at September 30, 2002	22,839,954	8,014,211

6.
LOSS PER SHARE

Loss per share has been calculated using the weighted-average number of common shares outstanding during the year. Fully diluted loss per share has not been calculated, as it is anti-dilutive.

7.	RELATED PARTY TRANSACTIONS During the period, the Company remunerated a member of the Board of Directors for administrative services in the amount of $25,800 (2001 - $35,166).
8.	FUNDS IN TRUST The Company has a trust account, which holds $59,085.00, the equivalent of six months salary to an officer.
9.	LEASE OBLIGATION The Company entered a five-year lease agreement, expiring June 30, 2007, to rent office space for $3,632 per month.
10.
FUTURE INCOME TAXES

The Company has aggregate non-capital losses of approximately $2,000,000 in Canada and $1,700,000 in deductions in Honduras available to reduce future years’ taxable income in those countries. These losses expire beginning in 2003. The future tax benefits, if any, resulting from the application of these losses have not been reflected in these financial statements.

FIRST POINT MINERALS CORP.
Notes To the Consolidated Financial Statements
September 30, 2002 and 2001

11.	SUPPLEMENTARY NOTES

During the period, 100,000 common shares were issued, on a non-cash basis, to Newmont Mining Corp. in accordance with the Cacamuyá option agreement (see note 4). The shares are recorded at a deemed price of $0.55 per share, the quoted price on the date of issue.

As at November 26, 2002, there are 22,839,954 common shares outstanding.

FORM BC 51 - 901F

QUARTERLY REPORT

Incorporated as part of:	Schedule A

B & C Schedules B & C

ISSUER DETAILS:
NAME OF ISSUER	First Point Minerals Corp.

ISSUER ADDRESS	Suite 906 - 1112 West Pender Street
Vancouver, BC V6E 2S1

FOR QUARTER ENDED	September 30, 2002

DATE OF REPORT	November 26, 2002

CONTACT PERSON FOR ISSUER	Robert A.Watts, Chief Financial Officer

ISSUER TELEPHONE NUMBER	(604) 681 - 8600

ISSUER FAX NUMBER	(604) 681 - 8799

ISSUER EMAIL ADDRESS	firstpoint@firstpointminerals.com

ISSUER WEB SITE ADDRESS	www.firstpointminerals.com

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE, THAT THIS FORM IS INCORPORATED AS PART OF BOTH, THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Robert A. Watts"	"Peter M.D. Bradshaw"
ROBERT A. WATTS	PETER M.D. BRADSHAW
DIRECTOR	DIRECTOR

November 26, 2002	November 26, 2002
DATE SIGNED	DATE SIGNED

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report September 30, 2002

1.	Schedule of Exploration Expenditure:

First Point Minerals Corp. Schedule of Exploration Expenditure Nine Months to September 30, 2002

Mineral Properties		General Exploration

Honduras	Canada	Canada	Foreign	TOTAL

Balance at December 31, 2001	2,207,694	108,158	-	-	2,315,852

Property payments	20,494	1,100	-	-	21,594
Operating permit	50	119	-	-	169
Drilling	102,069	19,924	-	-	121,992
Assaying	26,860	1,041	-	625	28,527
Excavation	53,895	-	-	-	53,895
Field supplies	8,312	17	126	160	8,615
Geophysics	-	4,271	-	-	4,271
Contractors	13,543	812	108	6,329	20,792
Education/conference	-	-	372	-	372
Maps and publications	151	27	136	234	549
Meals field	3,923	260	249	1,704	6,137
Communications	1,287	-	-	3	1,290
Reclamation	45	-	-	-	45
Transport and travel	26,090	2,276	884	6,985	36,236
Wages	108,093	10,889	28,610	39,804	187,396
Administration	58,116	7,909	6,088	11,152	83,265

	422,929	48,644	36,574	66,997	575,144

Less: Written off	-	-	(36,574)	(66,997)	(103,571)

	422,929	48,644	-	-	471,573

Balance at September 30, 2002	$2,630,623	$156,802	-	-	$2,787,425

2.	See Note 7 to the financial statements.

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report September 30, 2002

3.	During the nine months ended September 30, 2002:

	(a)	Securities Issued:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price $	Total Proceeds	Consideration
Jan 04, 2002	Common Shares	Private Placement	125,000	0.20	25,000	Cash
Jan 29, 2002	Common Shares	Private Placement	1,197,500	0.17	203,575	Cash
Mar 21, 2002	Common Shares	Option Exercise	25,000	0.20	5,000	Cash
May 13, 2002	Common Shares	Private Placement	2,500,000	0.30	750,000	Cash
Jun 01, 2002	Common Shares	Warrant Exercise	970,625	0.50	485,312	Cash
Jun 21, 2002	Common Shares	Option Exercise	20,000	0.20	4,000	Cash
Jun 26, 2002	Common Shares	Warrant Exercise	35,000	0.50	17,500	Cash
Jun 27, 2002	Common Shares	Warrant Exercise	535,715	0.50	267,857	Cash
Jul 02, 2002	Common Shares	Private Placement	165,975	0.53	87,967	Cash
Jul 02, 2002	Common Shares	Property Payment	100,000	-	-	-
Jul 05, 2002	Common Shares	Warrant Exercise	18,750	0.50	9,375	Cash
Jul 12, 2002	Common Shares	Warrant Exercise	281,750	0.30	84,525	Cash
Aug 27, 2002	Common Shares	Warrant Exercise	25,250	0.25	6,312	Cash
Aug 27, 2002	Common Shares	Warrant Exercise	6,250	0.30	1,875	Cash

6,006,815	$1,948,298

(b)	Summary of options Granted: None.

Schedule B

First Point Minerals Corp.

Form 51-901 Quarterly Report September 30, 2002

4.	As at September 30, 2002:

	(a)	Authorized Capital:

Unlimited Common Shares without par value and an unlimited number of first and second preferred shares.

	(b)	Issued and outstanding:

22,839,954 Common Shares for a net consideration of $ 8,014,211.

	(c)	Summary of warrants and stock options outstanding at September 30, 2002:

Type of Issue
	Number Outstanding	Exercise Price $	Expiry Date
Stock Options	620,000 199,000 365,000 75,000 305,000 50,000 50,000 50,000 460,000 50,000 50,000 2,274,000	0.39 0.45 0.50 0.19 0.20 0.55 0.55 0.53 0.55 0.32 0.32	December 27, 2004 February 04, 2004 June 27, 2005 January 16, 2007 January 22, 2007 May 01, 2007 September 01, 2002 June 04, 2007 June 27, 2007 February 28, 2003 August 01, 2004
Warrants	598,750 1,375,000 125,000 1,625,000 82,987 3,806,737	0.25 0.30 0.30 0.35 0.65	January 29, 2003 December 12, 2003 January 04, 2004 May 12, 2004 July 02, 2004

	(d)	Total Shares in escrow or subject to pooling: None.

5.	List of Directors as at date of this report:

Peter M. D. Bradshaw	President, CEO and Director
Robert A. Watts	CFO and Director
William H. Myckatyn	Director
Rod W. Kirkham	Corp. Secretary and Director
Patrick J. Mars	Director

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Nine Months Ended September 30, 2002

Description of Business

First Point Minerals is a natural resource company engaged in exploration of gold-silver, platinum-palladium, and silver-zinc properties in North and Central America. The Company is exploring for gold-silver on the Cacamuyá property and for silver-zinc on the Cedros property, both in Honduras, CA. For platinum and palladium the company is currently exploring in Ontario (the Mann project near Timmins, the Puddy Lake claims near Armstrong and the Arcadia claims near Sudbury), and in Quebec in the Lac Watts area in the Ungava region.

Discussion of Operations and Financial Condition

In Honduras:

During the third quarter of the year the company continued to advance the Cacamuyá gold-silver property in southern Honduras by carrying on a reverse circulation drill programme, which totaled 1,327.25 meters in 12 drill holes. In addition, the machine-trenching programme, which began in the first quarter of this year, continued. The majority of machine trenches were 3 and 4 meters deep.

A total of 8 holes were drilled in Filo Lapa and Filo Lapa north for a total of 851.75 meters. This area is considered an exploration target for both high-level, oxidized, bulk mineable mineralization similar to Glamis' San Martin deposit, also in Honduras, plus deeper seated, structurally-controlled, high grade, feeder type mineralization such as at El Peñón in Chile, or the Sleeper deposit in Nevada. As outlined in the first quarter report, the northeast trending Filo Lapa Target, using a 0.5 grams/tonne gold cut off, has been expanded to about 300 meters long and between 20 and 80 meters wide, more than double the previously announced area. The drilling demonstrated that similar grades continue with depth. In addition, hole RC03 intersected 19.9 grams/tonne gold over 1.5m in what is interpreted as a high-grade feeder zone. At Hilo Libre one of four holes intersected 7.9 grams/tonne gold over 4.5 meters in again, what is interpreted as a high grade feeder.

Further mechanical trenching was completed in the D4/D5 Target area, which starts 200 meters north of the high grade Cerro Chachagua structure. Sample intervals ranged from less than 1 to up to 10 meters depending on alteration characteristics. Results included 50.0 grams/tonne gold over a true width of 0.4 meters in a quartz vein and 1.6 grams/tonne gold over 24.7 meters, 1.7 grams/tonne gold over 10m and 1.0 grams/tonne gold over 20 meters. The D4/D5 Target is a zone of intensely altered and oxidized volcanics with varying proportions of small quartz fragments and local quartz veins, in an area at least 500 meters long by50 to 200 meters wide. This ore exhibits potential for bulk tonnage mineralization with high-grade veins and stockwork zones.

In Canada:

The company completed three scout diamond drill holes on the Frederick House property in the first quarter, with out significant results. The primary platinum-palladium target will be drilled later this year as high water prevented carrying out this part of the program this past Spring. The Frederick House property forms part of the Mann Project near Timmins, Ontario.

The Company expended $471,573 on its mineral properties in the current year to September 30. Of this amount, $422,340 was incurred in Honduras, almost entirely on Cacamuyá and the balance was spent on the platinum group element projects in Ontario.

Schedule C

First Point Minerals Corp.

Management Discussion and Analysis
For the Nine Months Ended September 30, 2002

Results of Operations

During the nine months ended September 30, 2002, the Company realized a net loss of $303,766 compared to a net loss of $196,487 for the like period of 2001. The increased loss is primarily due to four cost areas, three of which are administrative costs. Legal fee increases of $12,690 and shareholder cost increases of $40,636 result from the large number of share placements done in the current year and from costs associated with preparing and filing a preliminary Form 20F with the Securities and Exchange Commission of the United States. Similarly, travel and promotion costs increased $48,751 due to an investor awareness program to highlight the Company’s activities in Central America and Ontario.

The other factor affecting the comparison of losses for the two periods was exploration. General exploration, that is, non-project exploration costs that are charged as an expense as incurred, were $103,571 in the current nine month period compared to zero cost for the same period last year. However the write-off of mineral property exploration, that is, the accumulated cost of specific exploration projects that were terminated in a period, of $132,725 in the 2001 period was not matched in 2002 as no write-offs were recorded in the period to September 30, 2002.

Financing Activities

The Company issued 6,006,815 common shares and 2,431,737 share purchase warrants in the period from January to September 30, 2002. Of the shares issued, 3,988,475 were issued by private placement, 1,873,340 were issued on exercise of share purchase warrants, 45,000 were issued on the exercise of options and 100,000 shares were issued as a property option payment. The total of the share issues provided gross proceeds of $1,948,000 to the Company.

Liquidity and Capital Resources

Working capital as at September 30, 2002 was $1,201,855 and the Company has no long-term debt. Working capital as at December 31, 2001 was $127,286.

As at September 30 the Company had 22,839,954 common shares issued and outstanding (28,820,691 common shares on a fully diluted basis).

The ability to meet its ongoing obligations is dependent on the Company raising funds by the issue of equity. All of the Company’s short and medium term operating and exploration expenditures must be derived from such equity funding or from entering into farm-out arrangements with major mining companies. In the future, should market conditions limit the amount of funds available for planned ongoing activities,

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”

TSX Venture Exchange: FPX	FOR IMMEDIATE RELEASE	October 28, 2002

FIRST POINT MINERALS UPDATES ACTIVITES
AT ITS CACUMUYÁ GOLD-SILVER PROJECT IN HONDURAS.

Honduras – First Point Minerals Corp. (TSXV: FPX) is pleased to provide an update of the exploration activities at the Company’s 100% owned Cacamuyá property in southern Honduras.

The Cacamuyá property contains at least six separate areas of gold and silver mineralization. The four main areas are referred to as Cerro Chachagua, D4/D5, Filo Lapa, and the Hilo Libre areas with many more targets remaining to be tested.

In a September 20, 2002 press release, First Point announced the results for the first eight holes, totalling 852 metres of drilling, on the Filo Lapa zone and its extension to the north. A further four holes totalling 476 metres have been completed in the Hilo Libre zone along with additional trenching in the D4/D5 area. These results will be announced as soon as they are available.

This drilling represents approximately one third of the planned drill program for the 2002 exploration season, which was suspended due to the weather and hurricane season. First Point is eager to resume its drilling program, which is scheduled to commence early in January 2003.

In addition and as a result of new targets being identified and previous targets being upgraded to drill status, First Point has expanded the remaining drilling program, which will include:

  The D4/D5 area where both high-grade veins and disseminated gold targets have been identified by trenching four earlier drill holes.

  The Cerro Chachagua area, which has the best drill results at Cacamuyá to date.

  The historic Carmen/Esperanze veins, where mining stopped in the 1920s due to water problems.

  The Hilo Libre area, where deeper drilling is required to further test the good grade intersection previously announced.

Some additional drilling will also be held in reserve and will be allocated based on the results from Hilo Libre and trenching at D4/D5. This additional drilling could also include follow-up diamond drilling, if positive results are received from the upcoming program.

Peter Bradshaw, President of First Point, stated "We continue to be encouraged with the exploration potential and exploration results to date at the Cacamuyá project, including the new exploration targets being outlined. We look forward to testing the new targets as well as expanding the current zones of gold and silver during the next round of drilling.”

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. It is well funded and currently has 22.8 million common shares outstanding.

For more information, including an interactive Cacamuyá property map please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”

TSX Venture Exchange: FPX	FOR IMMEDIATE RELEASE	November 13, 2002

FIRST POINT MINERALS RECEIVES MORE DRILL AND TRENCH RESULTS
FROM ITS CACAMUYA GOLD-SILVER PROJECT IN HONDURAS.

Results include 7.9 g/t gold over 4.5 metres in a drill hole, and 50.0 g/t gold over 0.4 meters in a trench.

Honduras – First Point Minerals Corp. (FPX-TSXV) is pleased to announce additional reverse circulation drill and trenching results from its on-going exploration activities at the Company’s 100% owned Cacamuyá property in southern Honduras.

The Company has received final assays for the last four holes drilled at the Hilo Libre target, and mechanical trenches from the D4/D5 area, two of five separate areas of gold and silver mineralization identified to date on the project. The highlights of the recent results are a 4.5-metre intersection at the bottom of Hole RC #11 and several mineralized intervals in trenches.

At Hilo Libre, Hole RC#11 was targeted on a north trending quartz vein that averaged 0.4 grams per tonne (g/t) gold over 2.4 meters in a previously excavated trench. Three samples were analyzed as a composite at the bottom of Hole RC#11, from 97.5 to 102.0 meters. Multiple assays on this sample ranged from 1.3 g/t gold to 28.5 g/t gold and averaged 7.9 g/t gold over the 4.5 meter interval. Based on visual examination of the course fraction the interval is strongly altered, contains minor quartz vein chips and trace amalgam (gold, silver). Assays were conducted by CAS laboratories in Honduras and ALS Chemex in Vancouver.

Peter Bradshaw, First Point’s President stated that, “we are very encouraged by the results from this most northerly hole drilled on the Hilo Libre target and we feel the variable but significant range of the initial assay results indicates a nugget effect caused by course gold or amalgam. Additional diamond drilling is planned by First Point in the next drill program to confirm the high-grades intersected in Hole RC#11 and test for extensions to the mineralization.” In addition to the very encouraging drill results from Hole RC#11 at Hilo Libre, First Point announces that it has also received more favourable results from its recent mechanical trenching program in the D4/D5 target area. Results include 50.0 g/t gold over a true width of 0.4 meters in a quartz vein and 1.6 g/t gold over 24.7 meters, 1.7 g/t gold over 10m and 1.0 g/t gold over 20m associated with mainly disseminated mineralization in strongly altered and oxidized zones. Together with previously announced diamond drill results (including 19.1 g/t gold over 4.0 meters in Hole D4) and trench results (including 8.1 g/t over 19.4 meters), the D4/D5 area is a highly prospective area of more than 500 by 500 meters, with numerous mineralized quartz veins in a zone of much broader oxidized disseminated mineralization.

As previously announced, First Point plans to recommence drilling on these highly prospective areas in January 2003, after the rainy season.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”

TSX Venture Exchange: FPX	FOR IMMEDIATE RELEASE	December 12, 2002

First Point Plans Aggressive Drill Program for Cacamuyá.
Chief Geologist Hired to Expand Exploration Team.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce the appointment of Mr. Andrew Kaip, P. Geo to the position of Chief Geologist for the Company, effective immediately. Mr. Kaip holds a Masters Degree in Economic Geology from the University of British Columbia. He brings with him more than 13 years of mineral exploration experience in North, Central and South America. Mr. Kaip is recognized as a “Qualified Person” as defined by National Instrument 43-101. Mr. Kaip will be an integral part of First Point’s technical team as it expands its program at Cacamuyá and continues its generative program in search of highly prospective mineral properties throughout the Americas.

First Point will be conducting an aggressive drill program at the Cacamuyá gold-silver property in Honduras commencing in January 2003. The program will include approximately 20 drill holes totaling approximately 2,000 meters. Drilling will initially focus on two areas; the D4/D5 area, where previous diamond drill results included 19.1 grams/tonne (g/t) gold over 4.0 meters in Hole D4 and trench results including 8.1 g/t over 19.4 meters; and the Cerro Chachagua area, where previous diamond drilling intersected up to 104.7 g/t gold (3.05 oz/t) and 743 g/t silver (21.7 oz/t) over a 6.4 meter apparent true width. Drilling is also planned for the Carmen-Esperanza veins, which were mined between 1910 and 1920, when mining stopped once the veins reached the water table and pumps were unavailable. Follow-up drilling is also planned at both Filo Lapa and Hilo Libre, where initial scout holes last month encountered good gold grades.

Subject to TSX Venture Exchange approval, the Company has granted an incentive stock option to Mr. Kaip for 100,000 shares, exercisable at $0.20 per share for a period of five years, expiring December 12th, 2007.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”

TSX Venture Exchange: FPX	FOR IMMEDIATE RELEASE	January 8, 2003

First Point Acquires Nicaraguan Gold Property.

Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that the Company has entered into an “Option to Purchase Agreement” to acquire a 100% interest in the Rio Luna Gold Property in Nicaragua. The large, relatively unexplored, 126 square kilometer Rio Luna Gold Property is 10 kilometers north of the city of Boaco, Nicaragua. A 75-kilometer paved road from Managua to Boaco, and good gravel roads northeast from Boaco onto various parts of the property provide excellent access.

Cursory exploration on the Rio Luna Gold Property to date has identified a series of four, low-sulphidation epithermal quartz veins that occur within a 7 square kilometer area. The poorly exposed principal mineralized structure is 4.4 kilometers long and 2 to 10 meters wide and is mainly hosted in andesitic volcanics of Tertiary age. Relatively minor previous rock sampling from outcrops and hand dug trenches has returned up to 18 grams/tonne gold and 15.5 grams/tonne silver over 2 meters. The Rio Luna Gold Property has never been systematically explored and has never been drill tested. In an initial phase of work, First Point plans to complete stream sediment sampling and grid controlled mapping and rock sampling, including hand and machine trenching. Under the terms of this agreement, First Point can acquire a 100% interest in the Rio Luna Gold Property by paying Inversiones de Terra Nova S.A. (“Intersa”) US$15,000 in cash, 75,000 in common shares of the company within 3 years plus incur a minimum of US$10,000.00 in exploration expenditures while keeping the property in good standing.

First Point also announces that it has received results from the Mann Project located 40 kilometers northeast of Timmins, Ontario. At Mann a 2 hole, diamond drill program, totaling 181meters, tested an outcrop of clinopyroxenite that carried 0.56 grams per tonne combined Platinum and Palladium over 7.5 meters. One hole returned 0.47 grams per tonne combined Platinum and Palladium over 16.0 meters about 50 vertical meters below the outcrop. The second hole, located about 85 meters to the west, did not return any significant values. Although the values in the first hole were clearly anomalous they are sub-ore in grade and consequently, the property has been returned to the owner East West Resource Corporation.

First Point also announces that a director and officer of the Company has voluntarily cancelled 50,000 stock options of an outstanding option agreement for 125,000 options at $0.50 per share, dated June 27th 2000. The remaining 75,000 stock options under the agreement will continue on the same terms, including the expiry date of June 27th 2005. This concession was made to accommodate incentive stock options for another First Point employee.

First Point Minerals Corp. is a Canadian precious and base metal exploration and development company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.

Suite 906 – 1112 West Pender Street
Vancouver, BC Canada V6E 2S1
Tel: 604/681-8600
Fax: 604/681-8799
e-mail “firstpoint@firstpointminerals.com”

TSX Venture Exchange: FPX	FOR IMMEDIATE RELEASE	January 14, 2003

First Point Resumes Aggressive Drill Program at Cacamuyá.

Dr. Peter Bradshaw, President of First Point Minerals Corp. (TSXV: FPX) is pleased to announce that drilling has resumed at the Cacamuyá gold-silver property in Honduras following the end of the wet season. A Reverse Circulation drill program of 20 holes, totalling approximately 2,000 meters, will test two main targets in the D4/D5 and Cerro Chachagua areas. The D4/D5 Target, is a broad area of strongly altered volcanics and abundant epithermal quartz veins and stockworks in both float and outcrop that carry significant gold values. Previous diamond drill holes intersected up to 19.1 grams/tonne gold over 4.0 meters in Hole D4 and more recent trenches exposed stockwork and altered volcanics that carried up to 8.1 grams/tonne over 19.4 meters. Extensive recent trenching has defined several broad areas of anomalous gold within an area measuring 500 by 500 meters that is partially open to the west. Numerous quartz veins, stockwork and altered intervals have been exposed in these trenches including 50.0 grams/tonne gold over a 0.4 meter true width in a quartz vein, values between 1 and 15 g/t gold in several additional quartz veins of approximately 0.5 meter true width and stockwork-disseminated mineralization that carries

2.9 grams/tonne gold over 15 meters and 1.6 grams/tonne gold over 24.7 meters. The style, nature and grades found in these various types of alteration and mineralization in the D4/D5 area are common features found above or in the upper levels of producing epithermal gold mines in many parts of the world. The D4/D5 area exhibits potential for bulk tonnage mineralization that could contain centers of high-grade veins and stockwork zones and more focussed bonanza veins at depth. Approximately 800 meters of drilling is planned for the D4/D5 target area.

At the Cerro Chachagua Target, previous diamond drilling intersected up to 104.7 grams/tonne gold (3.05 ounces/ton) and 743 grams/tonne silver (21.7 ounces/ton) over a 6.2 meter apparent true width in Hole D6. The relatively deep seated, high-grade epithermal vein mineralization at Cerro Chachagua was the initial focus of First Point's exploration at Cacamuyá. This east-west structure is immediately south of the D4/D5 target and approximately two kilometers east of Filo Lapa. A total of 10 diamond drill holes have intersected this structure to date, which has been traced for about 800 meters, and is open at both ends. These include the bonanza-grade results in Hole D6 that was drilled by Battle Mountain Gold. Other holes, as previously announced, intersected 8.0 g/t gold over 1.2 meters and 6.8 g/t gold over 2.9 meters, both apparent true widths. The only two holes drilled at the east end of the structure, intersected 8.4 grams/tonne gold over 4.1 meters and 10.9 grams/tonne gold over 0.6 meter, both apparent true widths. The Cerro Chachagua target is a classic bonanza epithermal vein similar to Meridian Gold's El Peñón Gold Mine in Chile. An estimated 500 to 1,000 meters of infill and step out drilling is planned for this target area.

Drilling is also planned for the Carmen-Esperanza veins, which were mined between 1910 and 1920, when mining stopped once the veins reached the water table and pumps were unavailable. Follow-up drilling is also planned at both the Filo Lapa and Hilo Libre Targets, where Reverse Circulation holes drilled prior to the wet season last year encountered previously reported significant gold grades.

First Point Minerals Corp. is a Canadian precious and base metal exploration company focused on the Americas. For more information, including an updated interactive Cacamuyá property map, please view: www.firstpointminerals.com or phone Peter M.D. Bradshaw, President and CEO, at 604-681-8600. The interactive map on the website shows the drill target areas, a summary of key drill and trench results to date, geology, rock alteration, geochemistry and topography on a series of layers that can be turned on and off. Past production and current reserves of gold and silver mines in Central America as well as related information are also on the website.

ON BEHALF OF THE BOARD OF DIRECTORS
“Peter Bradshaw”
Peter Bradshaw, President

The TSX Venture Exchange has not reviewed, nor accepts responsibility for the adequacy or accuracy of this news release.

First Point is an international mineral exploration company with offices in North and Central America, and Peru, using its technical expertise to acquire properties at an early stage and advance them through exploration to discovery of significant deposits.